Filed by Select Income REIT

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cole Corporate Income Trust, Inc.

Commission File No. 000-54940

Commission File No. for Registration

Statement on Form S-4: 333-199445

Date: December 23, 2014

On December 23, 2014, Select Income REIT issued the following press release.

FOR IMMEDIATE RELEASE

Contact:
Jason Fredette, Director, Investor Relations
(617) 796-8320
www.sirreit.com

Select Income REIT Registration Statement in Connection with Acquisition of Cole Corporate Income Trust Declared Effective by the SEC

Shareholder Meetings Scheduled for January 27, 2015

Newton, MA (December 23, 2014):  Select Income REIT (NYSE: SIR) today announced that the U.S. Securities and Exchange Commission (SEC) has declared effective its registration statement on Form S-4 relating to the previously announced merger agreement between SIR and Cole Corporate Income Trust, Inc. (CCIT). Completion of the merger is contingent upon approval of SIR and CCIT shareholders, and both companies plan to hold special meetings on January 27, 2015.

SIR and CCIT plan to promptly mail to their shareholders copies of the definitive proxy statement/prospectus, which contains important information regarding the proposed transaction and special meetings. Shareholders of record of SIR and CCIT as of the close of business on December 12, 2014 are entitled to vote at the special meetings.

Select Income REIT is a real estate investment trust, or REIT, which owns properties that are primarily net leased to single tenants.  SIR is headquartered in Newton, MA.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS.  ALSO, WHENEVER SIR USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, OR SIMILAR EXPRESSIONS, SIR IS MAKING FORWARD LOOKING STATEMENTS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON SIR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.  ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.  FOR EXAMPLE:

•                  THIS PRESS RELEASE REFERS TO A MERGER TRANSACTION BY WHICH SIR WILL ACQUIRE CCIT.  THE CLOSING OF THIS TRANSACTION IS SUBJECT TO CERTAIN CONDITIONS AND CONTINGENCIES INCLUDING APPROVAL BY SIR’S AND CCIT’S SHAREHOLDERS.  SIR CAN PROVIDE NO ASSURANCE THAT THESE CONDITIONS AND CONTINGENCIES WILL BE SATISFIED.  ACCORDINGLY, SIR CAN PROVIDE NO ASSURANCE THAT THIS TRANSACTION WILL BE CONSUMMATED, THAT IT WILL NOT BE DELAYED OR THAT ITS TERMS WILL NOT CHANGE.

•                  THIS PRESS RELEASE STATES THAT SIR AND CCIT PLAN TO HOLD THEIR RESPECTIVE SPECIAL SHAREHOLDERS MEETINGS ON JANUARY 27, 2015.  THE SIR AND/OR CCIT SPECIAL MEETINGS MAY BE POSTPONED OR ADJOURNED TO A LATER DATE OR DATES.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, SIR DOES NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, SIR has filed with the SEC a registration statement on Form S-4, as amended, and a definitive joint proxy statement/prospectus, and SIR and CCIT may file other documents with respect to the proposed transaction between SIR and CCIT.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OR JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The definitive joint proxy statement/prospectus is being mailed to SIR shareholders and CCIT stockholders.  Investors may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC (when they become available) at the SEC’s website at www.sec.gov.  In addition, investors may obtain free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com and free copies of CCIT’s filings with the SEC from its website at www.colecapital.com.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of CCIT with and into a subsidiary of SIR, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

SIR, its Trustees and certain of its executive officers, CCIT, its directors and certain of its executive officers, Reit Management & Research LLC, SIR’s manager, and Cole Corporate Income Advisors, LLC, CCIT’s advisor, and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from SIR’s shareholders in respect of the approval of the issuance of SIR common shares in the merger and from CCIT’s stockholders in respect of the approval of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SIR’s shareholders and CCIT’s stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus and the other relevant documents filed by SIR and CCIT with the SEC.  You can find information about SIR’s Trustees and executive officers in its definitive proxy statement for SIR’s 2014 Annual Meeting of Shareholders filed with the SEC on Schedule 14A on April 7, 2014.  You can find information about CCIT’s directors and executive officers in its definitive proxy statement for CCIT’s 2014 Annual Meeting of Stockholders on Schedule 14A dated April 8, 2014 and its Current Reports on Form 8-K, which are filed with the SEC.  These documents are available free of charge on the SEC’s website and from SIR or CCIT, as applicable, using the sources indicated above.

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